EXHIBIT 21.1 – SUBSIDIARIES OF J & J SNACK FOODS CORP.

Place of Incorporation

J & J Snack Foods Investment Corp.	Delaware
The ICEE Company	Delaware
J & J Snack Foods Corp. of California	California
J & J Snack Foods Corp./Midwest	Illinois
J & J Snack Foods Corp./Mia	Pennsylvania
J & J Snack Foods Corp. of Pennsylvania	Pennsylvania
J & J Snack Foods Sales Corp.	New Jersey
J & J Snack Foods Transport Corp.	New Jersey
ICEE-Canada, Inc.	Canada
ICEE de Mexico, S.A. De C.V.	Mexico
J & J Restaurant Group, LLC
Bakers Best Snack Food Corp.	Pennsylvania
Pretzels, Inc.	Texas
Federal PBC Company	Pennsylvania
Country Home Bakers, Inc.	Georgia
ICEE of Hawaii, Inc.	Hawaii